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                            January 27, 2023

       Pun Leung Liu
       Chief Financial Officer
       YXT.COM Group Holding Limited
       Floor 20, Building 2, No. 209, Zhuyuan Road
       High-tech District, Suzhou,
       Jiangsu, 215011, People   s Republic of China

                                                        Re: YXT.COM Group
Holding Limited
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted January
10, 2023
                                                            CIK No. 0001872090

       Dear Pun Leung Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 10, 2022 letter.

       Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted January 10, 2023

       VIE Consolidating Schedule (Unaudited), page 25

   1. We note your revised disclosure and response to prior comment 1. Please further revise footnote (3) to the
tables on pages 25 and 26 to remove the reference to "primary beneficiaries of VIEs"
as this line represents only eliminations between the company and other subsidiaries.
Also, please explain what is reflected in the amounts in the
                                                        VIE column on page 26
in the line item "investments in the Group's entities'." In this regard, it appears this
amount should be zero in the VIE column.
 Pun Leung Liu
YXT.COM Group Holding Limited
January 27, 2023
Page 2
Management
Compensation of Directors and Executive Officers, page 199

2. Please update to include executive compensation disclosure for the fiscal year ended
      December 31, 2022.
General

3. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F, or include the representations noted in Instruction 2 thereto as an exhibit to your registration statement.
4. In your response to prior comment 4 you declined to provide the requested calculation and analysis under Section 3(a)(1)(C) of the 1940 Act on the grounds that the company intends to rely on Rule 3a-8. We reissue our request for a comprehensive analysis of the
      company   s status under Section 3(a)(1)(C) (including the detailed
statutory calculation),
      as this is fundamental to the staff   s general assessment of the company
  s investment
      company status and could become critically important if it is found that the company is unable to rely on Rule 3a-8.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572
or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                             Sincerely,
FirstName LastNamePun Leung Liu
                                                             Division of
Corporation Finance
Comapany NameYXT.COM Group Holding Limited
                                                             Office of
Technology
January 27, 2023 Page 2
cc:       Li He
FirstName LastName